EXHIBIT 18

PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606 Telephone (312) 298 2000 Facsimile (312) 298 2001 www.pwc.com

March 30, 2006

Board of Directors

Ryerson Inc.

2621 W 15th Place

Chicago, IL 60608

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and issued our report thereon dated March 30, 2006. Note 3 to the consolidated financial statements describes a change in accounting principle for certain domestic inventories relating to the method of applying LIFO. It should be understood that the preferability of one acceptable method of accounting over another for this change in the method of applying LIFO has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,

PricewaterhouseCoopers LLP

Chicago, Illinois